BASSETT  VENTURES INC.

June 14, 2006

(No.2006-06-03)

Completion of Private Placement

Vancouver, BC: Bassett Ventures Inc. (CNQ: BAVI.U and OTCBB: BAVNF) announces the completion of a private placement, as first announced May 4, 2006 of 5,000,000 units at a price of US$0.12 per unit for gross proceeds of US$600,000. Each unit is comprised of one common share without par value in the share capital of the Company and one non-transferable share purchase warrant (“Warrant”).  Each Warrant will entitle the holder to purchase one additional common share at a price of US$0.12 per share for twelve months from the date of issuance and US$0.15 per share thereafter, to a maximum of two years from the date of issuance.  The proceeds will be used for general working capital purposes.

The shares and underlying shares are subject to hold periods expiring October 15, 2006.

On behalf of the Board of Directors,

“Sokhie S. Puar”

Sokhie S. Puar

Director

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone (604) 684-2181  Fax (604) 682-4768